UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13-D

(Amendment No.    )*

Alcatel Lucent

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

January 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9)

CUSIP No. 013904305	Schedule 13D

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 2 646 688 297 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 2 646 688 297 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 2 646 688 297 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 78.6% (2) representing 78.3% of the total outstanding voting power (3)
14	Type of reporting person: CO

(1)

Representing (i) 2 052 812 101 ordinary shares, nominal value EUR 0.05 per share of Alcatel Lucent (the “Alcatel Lucent Shares”), (ii) 264 183 778 Alcatel Lucent Shares represented by Alcatel Lucent American depositary shares, each representing one Alcatel Lucent Share (the “Alcatel Lucent ADSs”), (iii) 260 548 280 Alcatel Lucent Shares issuable on conversion of the 206 784 349 EUR 628 946 424.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on July 1, 2018 (the “2018 OCEANEs”) held by Nokia Corporation (“Nokia”) at the current conversion ratio of 1.26, (iv) 48 487 235 Alcatel Lucent Shares issuable on conversion of the 37 880 652 EUR 688 425 000.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019 (the “2019 OCEANEs”) held by Nokia at the current conversion ratio of 1.28, and (v) 20 656 904 Alcatel Lucent Shares issuable on conversion of the 16 138 206 EUR 460 289 979.90 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020 (the “2020 OCEANEs” and, together with the 2018 OCEANEs and the 2019 OCEANEs, the “OCEANEs”; the Alcatel Lucent Shares, Alcatel Lucent ADS and OCEANEs collectively “Alcatel Lucent Securities”) held by Nokia converted to Alcatel Lucent Shares at the current conversion ratio of 1.28.
(2)	Based on the maximum number of 3 365 996 800 Alcatel Lucent Shares (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs or issuable upon conversion of OCEANEs held by Nokia) outstanding as of December 30, 2015 as provided to Nokia by Alcatel Lucent.
(3)	Based on the maximum number of 3 378 110 919 theoretical Alcatel Lucent voting rights (including such rights represented by Alcatel Lucent ADSs or issuable upon conversion of OCEANEs held by Nokia) outstanding as of December 30, 2015 as provided to Nokia by Alcatel Lucent.

Item 1.	Security and Issuer

The name of the issuer to which this statement on Schedule 13D relates is Alcatel Lucent S.A.. Its principal executive offices are located at 148/152 Route de la Reine 92100 Boulogne-Billancourt, France.

This Schedule 13D relates to Alcatel Lucent Shares and Alcatel Lucent ADSs.

The Alcatel Lucent ADSs are traded on the New York Stock Exchange under the symbol “ALU”.

Item 2.	Identity and Background

This Schedule 13D is being filed by Nokia.

Nokia is a Finnish Corporation, established in 1865 and organized under the laws of the Republic of Finland. The company is registered with the Finnish Trade Register under the business identity code 0112038-9. Nokia’s principle business focuses on the human possibilities of technology and utilizes the connected world to help people thrive. Nokia’s business segments are Nokia Networks which provides broadband infrastructure, software and services and Nokia Technologies which provides advanced technology development and licensing.

Nokia’s registered office and its principal business and executive office is Karaportti 3, FI-02610 Espoo, Finland.

Schedule 1 attached to this Schedule 13D and incorporated herein by reference, provides the relevant information with respect to each executive officer and director, as applicable, of Nokia.

During the last five years, neither Nokia nor any of the persons named in Schedule 1 (to Nokia’s knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Nokia nor any of the persons named in Schedule 1 (to Nokia’s knowledge) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As a result of the Exchange Offer (as defined below) described in Item 4 below, on January 5, 2016 the French securities regulator, the Autorité des Marchés Financeurs (“AMF”), announced that upon settlement of the Exchange Offer Nokia would acquire (i) 2 052 812 101 Alcatel Lucent Shares in exchange for 0.5500 shares of Nokia (“Nokia Shares”) for each Alcatel Lucent Share validly tendered and not withdrawn; (ii) 264 183 778 Alcatel Lucent ADSs in exchange for 0.5500 Nokia American depositary shares each representing one Nokia Share (“Nokia ADS”) for each Alcatel Lucent ADS validly tendered and not withdrawn; (iii) 206 784 349 2018 OCEANEs in exchange for 0.6930 Nokia Share for each 2018 OCEANE validly tendered and not withdrawn; (iv) 37 880 652 2019 OCEANEs in exchange for 0.7040 Nokia Share for each 2019 OCEANE validly tendered and not withdrawn; and (v) 16 138 206 2020 OCEANEs in exchange for 0.7040 Nokia share for each 2020 OCEANE validly tendered and not withdrawn. Nokia completed the acquisition of all such Alcatel Lucent Securities on January 7, 2016.

Item 4.	Purpose of Transaction

Nokia is seeking to acquire all of the Alcatel Lucent Securities in order to combine the businesses of Nokia and Alcatel Lucent.

On April 15, 2015, Alcatel Lucent and Nokia entered into a memorandum of understanding, subsequently amended on October 28, 2015 (the “Memorandum of Understanding”). The Memorandum of Understand and the amendment to the Memorandum of Understanding are attached hereto as Exhibits 1 and 2 respectively and incorporated herein by reference. Pursuant to the Memorandum of Understanding, among other things, on November 18, 2015, Nokia launched an exchange offer (the “Exchange Offer”) to exchange all outstanding Alcatel-Lucent Shares, Alcatel-Lucent ADSs and OCEANE for Nokia Shares or Nokia ADS. The Exchange Offer consisted of two offers. The U.S. offer was made to all U.S. holders of Alcatel Lucent Shares and OCEANEs and all holders of Alcatel Lucent ADSs wherever located on the terms and subject to the conditions set forth in the exchange offer/prospectus, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC (File No: 333-206365) (the “Exchange Offer/Prospectus”) and the related Letter of Transmittal for Certificated Alcatel Lucent ADSs, Letter of Transmittal for Book-Entry Only Alcatel Lucent ADSs and Notice of Guaranteed Delivery (the “U.S. Offer”). Holders of Alcatel Lucent ADSs located outside of the United States could participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer. The Exchange Offer/Prospectus is attached hereto as Exhibit 3, the Letter of Transmittal for Certificated Alcatel Lucent ADSs is attached hereto as Exhibit 4, Letter of Transmittal for Book-Entry Only Alcatel Lucent ADSs is attached hereto as Exhibit 5 and Notice of Guaranteed Delivery is attached hereto as Exhibit 6, each is incorporated herein by reference. Concurrently with the U.S. Offer, Nokia also made, on substantially similar terms and subject to the same conditions, a French offer (the “French Offer”) open to all holders of Alcatel Lucent Shares and OCEANEs located in France. Holders of Alcatel Lucent Shares and OCEANEs located outside of France could not participate in the French Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French Offer.

On December 23, 2015, the Exchange Offer expired. The final results of the French Offer, taking into account the results of the U.S. Offer were published on January 5, 2016 and Nokia accepted an aggregate of 2 052 812 101 Alcatel Lucent Shares, 264 183 778 Alcatel Lucent ADSs, 206 784 349 2018 OCEANEs, 37 880 652 2019 OCEANEs and 16 138 206 2020 OCEANEs, representing approximately 70.52% of the Alcatel Lucent Shares on a fully diluted basis. As a result, Nokia beneficially owns 78.6% of the Alcatel Lucent Shares (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs or issuable upon conversion of OCEANEs held by Nokia) representing 78.3% of the total outstanding voting power in Alcatel Lucent.

Following the Exchange Offer, to further the business combination of Nokia and Alcatel Lucent, Nokia intends to:

•	Open a subsequent offering period to the Exchange Offer at the same exchange ratios beginning on or about January 14, 2016 and ending on or around February 3, 2016;

•	When possible, request Euronext Paris to delist the Alcatel Lucent Shares and OCEANEs from the regulated market of Euronext Paris;

•	Cause Alcatel Lucent to terminate the Alcatel Lucent deposit agreement;

•	Seek to delist the Alcatel Lucent ADSs from the NYSE and, subject to applicable law, to deregister the Alcatel Lucent Shares and Alcatel Lucent ADSs and terminate the reporting obligations of Alcatel Lucent under the Exchange Act;

•	Propose changes to the composition of the Alcatel Lucent board of directors;

•	Request from the AMF, a squeeze-out for the remaining outstanding Alcatel Lucent Shares for cash consideration; and

•	Prior to the implementation of the squeeze-out for cash consideration, propose to the holders of Alcatel Lucent Securities as an alternative to cash consideration, an option to exchange their Alcatel Lucent Securities for Nokia Shares and/or Nokia ADSs, as applicable, at the same exchange ratios offered in the context of the Exchange Offer, in accordance with French law and the AMF General Regulation.

Furthermore, Nokia reserves the right to:

•	If Nokia owns less than 95% of the share capital and voting rights of Alcatel Lucent immediately after the completion of the subsequent offering period, (i) commence a buy-out offer for the Alcatel Lucent Securities it does not own on the relevant date pursuant to the AMF General Regulation if at any time thereafter it owns 95% or more of the voting rights of Alcatel Lucent; (ii) commence at any time a simplified offer for the Alcatel Lucent Securities it does not own on the relevant date pursuant to Article 233-1 et seq. of the AMF General Regulation; (iii) purchase Alcatel Lucent Securities on the market; (iv) cause Alcatel Lucent to be merged into Nokia or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of, Alcatel Lucent; or (v) take any other steps to consolidate its ownership of Alcatel Lucent; and

•	Cause Alcatel Lucent to redeem at par value, plus, as applicable, accrued interest from the date the interest was last paid, to the date set for early redemption all of the outstanding 2018 OCEANEs, 2019 OCEANEs and 2020 OCEANEs, if less than 15% of the issued OCEANEs of any such series remain outstanding, subject to applicable law.

The forgoing description of the Memorandum of Understanding and the Exchange Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum of Understanding and the Exchange Offer/Prospectus, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 4 above is incorporated herein by reference.

(a) As provided to Nokia by Alcatel Lucent there were 3 365 996 800 Alcatel Lucent Shares (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs or issuable upon conversion of OCEANEs held by Nokia) outstanding as of December 30, 2015 and 3 378 110 919 theoretical Alcatel Lucent voting rights (including such rights represented by Alcatel Lucent ADSs or issuable upon conversion of OCEANEs held by Nokia).

Nokia beneficially owns 2 646 688 297 Alcatel Lucent Shares, including 264 183 778 Alcatel Lucent Shares represented by Alcatel Lucent ADSs, 260 548 280 Alcatel Lucent Shares issuable on conversion of the 206 784 349 2018 OCEANEs held by Nokia at the current conversion ratio of 1.26, 48 487 235 Alcatel Lucent Shares issuable on conversion of the 37 880 652 2019 OCEANEs held by Nokia at the current conversion ratio of 1.28, and 20 656 904 Alcatel Lucent Shares issuable on conversion of the 16 138 206 2020 OCEANEs held by Nokia at the current conversion ratio of 1.28.

Nokia beneficially owns 78.6% of the Alcatel Lucent Shares (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs or issuable upon conversion of OCEANEs held by Nokia) representing 78.3% of the total outstanding voting power in Alcatel Lucent.

In addition to the Alcatel Lucent Securities owned by Nokia, the following individuals named on Schedule 1 hold Alcatel Lucent Securities:

Name	Alcatel Lucent Shares	Total Alcatel Lucent Securities	Percent of Alcatel Lucent Shares
Louis R. Hughes	36 357	36 357	0.0%
Jean C. Monty	37 432	37 432	0.0%
Olivier Piou	36 622	36 622	0.0%

Except as set forth above, to the best of Nokia’s knowledge, none of the persons named in Schedule 1 hereto is the beneficial owners of any Alcatel Lucent Securities.

(b) Nokia has the sole voting and dispositive power over the Alcatel Lucent Securities it beneficially owns. Mr. Hughes, Mr. Monty and Mr. Piou each have the sole voting and dipositive power of the Alcatel Lucent Securities each beneficially owns.

(c) Except as set forth above with regards to Nokia and below with regards to certain individuals named in Schedule 1, neither Nokia, nor, to the best of its knowledge, any of the persons named in Schedule 1 has effected any transaction in Alcatel Lucent Securities during the past sixty (60) days.

Transactions in Alcatel Lucent Securities by certain individuals named in Schedule 1 in the past sixty (60) days:

Name	Date	Number of Alcatel Lucent Performance Shares	Number of Alcatel Lucent Stock Options	Number of Alcatel Lucent Shares	Number of Alcatel Lucent ADSs	Price per Alcatel Lucent Share or ADS / Consideration	Type of Transaction
Basil Alwan	December 4, 2015	0	112 285	0	0	€3.784	Exercise of Options (exercise price €1.89)
Basil Alwan	December 4, 2015	0	83 223	0	0	€3.784	Exercise of Options (exercise price €2.27)
Basil Alwan	December 9, 2015	0	184 940	0	0	€3.749	Exercise of Options and Open Market Sale (exercise price €3.60)
Basil Alwan	December 9, 2015	0	423	0	0	€3.753	Exercise of Options and Open Market Sale (exercise price €1.89)
Basil Alwan	December 9, 2015	0	21 136	0	0	€3.744	Exercise of Options and Open Market Sale (exercise price €3.50)
Louis R. Hughes	December 10, 2015	0	0	3 726	0	€3.588	Open Market Purchase on Euronext
Jean C. Monty	December 10, 2015	0	0	3 726	0	€3.588	Open Market Purchase on Euronext
Olivier Piou	December 10, 2015	0	0	3 724	0	€3.588	Open Market Purchase on Euronext
Federico Guillén	December 18, 2015	0	17 042	0	0	€3.471	Exercise of Options and Open Market Sale (exercise price €1.89)

Name	Date	Number of Alcatel Lucent Performance Shares	Number of Alcatel Lucent Stock Options	Number of Alcatel Lucent Shares	Number of Alcatel Lucent ADSs	Price per Alcatel Lucent Share or ADS / Consideration	Type of Transaction
Federico Guillén	December 18, 2015	0	15 963	0	0	€3.471	Exercise of Options and Open Market Sale (exercise price €2.27)
Louis R. Hughes	January 7, 2016	0	0	5 000	0	0.5500 Nokia Share	Tender into the Exchange Offer
Jean C. Monty	January 7, 2016	0	0	2 399 997	2 600 003	0.5500 Nokia Share or 0.5500 Nokia ADS	Tender into the Exchange Offer
Olivier Piou	January 7, 2016	0	0	59 760	0	0.5500 Nokia Share	Tender into the Exchange Offer
Federico Guillén	January 7, 2016	0	0	7 381	0	0.5500 Nokia Share	Tender into the Exchange Offer
Basil Alwan	January 7, 2016	0	0	195 508	100 987	0.5500 Nokia Share or 0.5500 Nokia ADS	Tender into the Exchange Offer
Basil Alwan	*	360 848	0	0	0	*	Open Market Sale

*	Mr. Alwan’s opted to accelerate his Performance Shares pursuant to Alcatel Lucent’s acceleration offer to the holders of Performance Shares, described fully in the Exchange Offer / Prospectus. As a result, Mr. Alwan received an indemnity of Alcatel Lucent Shares subject to certain conditions and restrictions, including an undertaking to sell the Alcatel Lucent Performance Shares on the open market no later than two business days prior to the last day of the subsequent offering period. To facilitate this sale, Société Générale is aggregating the Alcatel Lucent Shares resulting from the acceleration of Performance Shares and selling them on the open market in small batches between January 7, 2016 and January 28, 2016. After completing the sale of all such Alcatel Lucent Shares, Société Générale will average the sale price per Alcatel Lucent Share over the period and distribute the proceeds to the former holders of the Performance Shares.

(d) Except as set forth above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Memorandum of Understanding and is incorporated herein by reference.

Except as described in Item 4 above, to the knowledge of Nokia, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or listed in Schedule 1 and between such persons and any persons with respect to any Alcatel Lucent Security, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangement, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

NOKIA CORPORATION

The following is a list of the executive officers and directors of Nokia Corporation (“Nokia”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, the current business address of each person is Karaportti 3, FI-02610 Espoo, Finland. Capitalized terms used but not otherwise defined in this Schedule 1 have the meaning ascribed to them in the Schedule 13D to which this Schedule 1 is attached.

Board of Directors of Nokia

Name	Present Position with Nokia or Other Principal Occupation or Employment	Business Address (if other than Nokia)	Country of Citizenship
Risto Siilasmaa	Chairman of the Board, Nokia		Finland
Olivier Piou	Vice Chairman of the Board, Nokia Chief Executive Officer, Gemalto	6, rue de la Verrerie, CS20001, 92197 Meudon Cedex, France	France
Vivek Badrinath	Director, Nokia Deputy Chief Executive Officer, Accor Group	110 avenue de France, 75013 Paris, France	France
Bruce Brown	Director, Nokia		United States
Louis R. Hughes	Director, Nokia		United States
Simon Jiang	Director, Nokia		Hong Kong
Jouko Karvinen	Director, Nokia		Finland
Elisabeth Nelson	Director, Nokia		United States
Jean C. Monty	Director, Nokia		Canada
Kari Stadigh	Director, Nokia Group Chief Executive Officer and President, Sampo plc	Fabianinkatu 27, 00100 Helsinki, Finland	Finland

Executive Officers of Nokia

Name	Present Position with Nokia	Country of Citizenship
Rajeev Suri	President and Chief Executive Officer	Singapore
Samih Elhage	President of Mobile Networks	Canada
Federico Guillén	President of Fixed Networks	Spain
Basil Alwan	President of IP/Optical Networks	United States
Bhaskar Gorti	President of Applications & Analytics	United States
Ramzi Haidamus	President of Nokia Technologies	United States
Timo Ihamuotila	Chief Financial Officer	Finland
Hans-Jürgen Bill	Chief Human Resources Officer	Germany
Kathrin Buvac	Chief Strategy Officer	Germany
Ashish Chowdhary	Chief Customer Operations Officer	India
Barry French	Chief Marketing Officer	United States
Marc Rouanne	Chief Innovation & Operating Officer	France
Maria Varsellona	Chief Legal Officer	Italy

Exhibit Index

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)